Exhibit 99.3

SMALL BUSINESS ADMINISTRATION

WASHINGTON, DC 20416

NOTICE OF PAYCHECK PROTECTION PROGRAM

FORGIVENESS PAYMENT

Borrower: ABCO SOLAR INC.

Lender of Record: Bank of America, National Association

SBA Loan No: 4998737710

Loan Approval Date: 05/01/2020

Loan Disbursement Amount: $124,099.00

Amount of Forgiveness Requested by Lender: $124,099.00

Forgiveness Amount Remitted: $124,099.00 in principal and $1,053.99 in interest

Forgiveness Payment Date: 03/09/2021

As authorized by Section 1106 of the CARES Act, SBA has remitted to the Lender of Record the payment listed above for forgiveness of the Borrower’s Paycheck Protection Program (PPP) loan.

If any balance remains on the PPP loan after application of the forgiveness payment, the Lender must notify the Borrower of the date on which the first payment is due and the loan must be repaid by the Borrower on or before the maturity date.

For loans of $150,000 and less (except for those borrowers that together with their affiliates received loans of $2 million or greater), the borrower must retain records relevant to the loan forgiveness application that prove compliance with the requirements of Section 7(a)(36) and Section 7A of the Small Business Act-with respect to employment records, for the 4-year period following submission of the loan forgiveness application and with respect to other records, for the 3-year period following submission of the loan forgiveness application.

For loans greater than $150,000, the Borrower must retain all records relating to the Borrower’s PPP loan for six years from the date the loan is forgiven or repaid in full.

THIS DOCUMENT IS A NOTICE OF PAYMENT ONLY. ISSUANCE OF THIS NOTICE OF PAYMENT DOES NOT PROVIDE THE BORROWER WITH A RIGHT TO APPEAL TO THE SBA OFFICE OF HEARINGS AND APPEALS.

Your Paycheck Protection Program loan was paid off on March 15, 2021.

The Small Business Administration (SBA) determined that the amount you, the borrower, requested for forgiveness (“Forgiven Amount”) on your Paycheck Protection Program (PPP) loan was fully approved and the SBA remitted the Forgiven Amount to Bank of America.

Your PPP loan with the SBA is now paid in full (including applicable interest). This satisfies your obligations under your PPP promissory note. Your PPP note has been marked “paid in full” and canceled on our system of record. You may use this letter as evidence that your PPP promissory note has been “paid in full”.

Please keep this letter as confirmation for your records.

Things to keep in mind

The instructions in the SBA’s PPP Loan Forgiveness Application state that you, the borrower, must maintain all records related to your PPP loan. Consult the applicable PPP Loan Forgiveness Application instructions which can be found at the U S Treasury website for a detailed list of documentation you are required to maintain.

There may be tax consequences associated with loan forgiveness. Please consult a tax professional if you have questions or want advice about any potential tax implications.

For the most up to date program rules and guidance, we encourage you to visit the U.S. Treasury website at https/hometreasurygov/policy-issues/cares/assistance-for-small-businesses and the SBA website at https//wwwsbagov/funding-programs/loans/coronavirus-relief-options/paycheck-protection-program.

Thank you for being a valued client.

IMPORTANT INFORMATION IF YOU ARE CURRENTLY IN A BANKRUPTCY PROCEEDING OR HAVE PREVIOUSLY OBTAINED A DISCHARGE OF THIS DEBT UNDER BANKRUPTCY LAW. THIS CORRESPONDENCE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A DEMAND FOR PAYMENT OR AN ATTEMPT TO COLLECT A DEBT OR MODIFY ANY BANKRUPTCY PLAN OR DISCHARGE ORDER.